October 18, 2023	Martin T. Schrier Direct Phone 305-704-5954 Direct Fax 786-220-0209 mschrier@cozen.com
VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: John Cannarella and Karl Hiller

Re:	Global Crossing Airlines Group Inc.

Form 10-K for the fiscal year ended December 31, 2023

Form 8-K Filed March 14, 2023

File No. 00-56-409

Dear Mr. Cannarella and Mr. Hiller:

On behalf of our client, Global Crossing Airlines Group Inc. (the “Company” or “GlobalX”), this letter sets forth the response of the Company to comments from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in a letter (the “Staff Letter”), dated October 16, 2023, related to financial disclosure in both the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 (the “Form 10-K”) and the Company’s Current Report on Form 8-K furnished March 14, 2023.

Set forth below is the Staff’s comment and the Company’s response in bold and italics.

Form 10-K for the Fiscal Year Ended December 31, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24.

1.

We note that in response to prior comment 1, you propose to include within your disclosures a table showing revenue, block hours, and revenue per block hour for each of Charter and ACMI although without quantifying the extent to which changes in revenues are attributable to changes in prices and separately to changes in volumes.

Please further revise your proposed disclosures to address the following points:

•	Remove the dollar signs where you disclose the number of block hours and include dollar signs where you disclose revenue per block hour.

•

Quantify the changes in revenues resulting from price variances and separately from volume variances and discuss the reasons for such changes. For example, based on the data provided in your table, it appears that you would be disclosing that 91% of the increase in Charter revenue for 2022 relates to increased volumes while 9% relates to increased pricing, and that 51% of the increase in ACMI revenue for 2022 relates to increased volumes while 49% relates to increased pricing.

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305.704.5940 800.215.2137 305.704.5955 Fax cozen.com

Mr. Cannarella and Mr. Hiller

United States Securities and Exchange Commission

October 18, 2023

•	Provide a qualitative discussion and analysis as to the reasons why volumes and prices increased for each of these revenue streams for all periods presented.

RESPONSE: The Company notes the Staff’s comment and the Company will amend its Form 10-K to revise the disclosure as described below.

The $62.5 million increase in Charter revenue from $10.8 million in 2021 to $73.3 million in 2023 was largely driven by volume. In fact, 90.9% of the Charter revenue increase was volume related while only 9.1% was related to an increase in rates from $10,818 to $11,726 per block hour, an increase of $908 increase per block hour. The volume increase itself was attributable to the availability of aircraft. Although the Company had six deliveries in 2021, these aircraft were not operational for the full year. Three of the aircraft began operational flights in August, while one began in October. The remaining two were delivered in November and became operational in December. The delay between delivery and operational readiness is due to needed maintenance, seat configuration changes, certifications, and proving runs, and can vary widely between aircraft. Conversely in 2022, those same six aircraft were operational for the full year in addition to the two deliveries in June and December of 2022. Thus, the net available aircraft for the full year 2021 was only 1.2, while the net available aircraft in 2022 was 6.6 aircraft. In addition, the market was able to bare a small increase in rate as the industry continues to improve, following the current post-pandemic trend. The Company was also able to increase margin more in line with the market as our customers become confident of GlobalX’s ability and commitment to operational excellence and assets are utilized at higher levels. Furthermore, the effective rate will have increased as pass through costs such as fuel cost and landing fees increase with inflation or other market pressure.

The $11.2 million increase in ACMI revenue from $2.2 million in 2021 to $13.4 million in 2022 was driven by both rate and volume at an almost even split. 50.5% of the ACMI revenue increase was volume related while 49.5% was related to an increase in rates from $3,372 to $5,744 per block hour, an increase of $2,373 increase per block hour. The volume increase was achievable as GlobalX continued to add to capacity through aircraft delivery in 2022. In addition, the Company was able to achieve a significant rate increase due to a few factors. The Company launched operations in 2021 with one aircraft and had to be aggressive with pricing to initially secure work at lower rates per block hour. Throughout 2022, we were able to expand the number of customers being served expanding into NCAA college sports, music tours, corporate travel, and government contracts at higher rates.

Mr. Cannarella and Mr. Hiller

United States Securities and Exchange Commission

October 18, 2023

Thank you for your prompt attention to the Company’s response to the Staff’s comments to the Registration Statement. If you have any questions or comments regarding these responses or if you require any additional information, please feel free to contact Ryan Goepel, the Company’s Chief Financial Officer, at 786.751.8503, or me at 305.401.4199.

Sincerely,

/s/ Martin T. Schrier

Martin T. Schrier

cc:	Ryan Goepel, Global Crossing Airlines Group Inc.

Edward J. Wegel, Global Crossing Airlines Group Inc.